Exhibit 99.1

Press Release

GasLog Announces Availability of its Annual Report on Form 20-F

For the Year Ended December 31, 2018

MONACO — March 5, 2019 - GasLog Ltd. (GasLog) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investor Relations” section under “SEC Filings”.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2018 audited financial statements, free of charge by contacting Phil Corbett at:

Email: ir@gaslogltd.com

Phone: +44-203-388-3116

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (25 ships on the water and nine on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet currently includes 14 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com